ReliaStar Life Insurance Company
and its
Separate Account N

ING ADVANTAGE CENTURY PLUS^{SM}

Supplement Dated December 17, 2013 to the Contract Prospectus dated April 29, 2011, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and any subsequent supplements thereto. Please read it carefully and keep it with your Contract Prospectus for future reference.

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The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the ING JPMorgan Mid Cap Value Portfolio.

Important Information regarding the ING JPMorgan Mid Cap Value Portfolio

Effective on the close of business on February 7, 2014, the ING JPMorgan Mid Cap Value Portfolio will be closed to new investments (including loan repayments) and any transfers from other investment options.

Information in your Contract Prospectus regarding the fund referenced above is changed accordingly.

More Information is Available

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at:

ING U.S. Service Center
P.O. Box 5050
Minot, North Dakota 58702-5050
1-877-884-5050

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.